Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-225898 and 333-208262) of The Joint Corp. (the Company) of our reports dated March 13, 2025, except for the effects of the restatement described in Long-lived Assets and (Loss) Earnings per Common Share paragraphs of Note 1, Note 2, Note 3, Note 4, Note 5, Note 6, Note 9, Note 10 and Note 11, as to which the date is August 11, 2025, relating to the consolidated financial statements, and the effectiveness of the Company’s internal control over financial reporting, which appear in this Annual Report on Form 10-K/A.

Our report on the effectiveness of internal control over financial reporting expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024.

/s/ BDO USA, P.C.

Phoenix, Arizona
August 11, 2025